U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation

1. Name of the Registrant:

           MASSEY ENERGY COMPANY

2. Name of person relying on exemption:

           NEW YORK STATE COMMON RETIREMENT FUND

3.  Address of person relying on exemption:

           110 State Street Albany, NY 12244-0001

4.  Written materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1):

CONTACT:	Press Office	FOR RELEASE:	Immediately
	(518) 474-4015		April 27, 2010

DiNapoli Asks Investors To Withhold Votes For Three Massey Board Members

New York State Comptroller Thomas P. DiNapoli today asked fellow investors to withhold their votes for Massey Energy Company Directors Baxter F. Phillips, Jr., Richard M. Gabrys and Dan R. Moore, citing a lack of oversight by the Board of Directors as contributing to the company’s long history of legal and regulatory problems. All three directors are members of Massey’s Safety, Environmental and Public Policy Committee, and will run for reelection at the company’s annual board meeting on May 18.

“Directors Phillips, Gabrys and Moore have neglected their responsibilities to oversee risk and have failed to protect our investments,” DiNapoli said. “There’s no excuse for the lack of accountability at Massey. The solution is clear: they have to go.”

DiNapoli also filed a resolution in November seeking a vote to declassify the Board, noting that annual board elections result in more responsive leadership. On April 12, DiNapoli called for Don Blankenship to resign from the Board.

Click here to download a copy of DiNapoli’s letter to investors.

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Albany Phone: (518) 474-4015 Fax: (518) 473-8940
NYC Phone: (212) 681-4840 Fax: (212) 681-7677
Internet: www.osc.state.ny.us
E-Mail: press@osc.state.ny.us

THOMAS P. DiNAPOLI STATE COMPTROLLER	110 STATE STREET ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

April 27, 2010

Dear Fellow Massey Energy Shareholder:

I urge you to “Withhold” your vote from directors President Baxter F. Phillips, Jr., Richard M. Gabrys and Dan R. Moore and to support the New York State Common Retirement Fund’s Proposal Number 6 calling for Declassification of the Board of Directors at the annual meeting of Stockholders on May 18, 2010.

The New York State Common Retirement Fund (the “Fund”), of which I am sole Trustee, is a substantial long-term Massey Energy (“Massey” or the “Company”) shareholder.  We have attempted to engage Massey on environmental risk and board accountability for several years to no avail.  On April 12, 2010, I publicly called for the immediate resignation of Chief Executive Officer Don L. Blankenship from his role as Chairman and from the Board of Directors (the “Board”) of Massey.  Subsequently, eight other public funds have also called for Mr. Blankenship’s immediate resignation from his Chairmanship.  However, the problems at Massey will not end with Mr. Blankenship’s resignation.

In his most recent letter to his investors, Warren Buffett observed that “a board of directors of a huge financial institution is derelict if it does not insist that its CEO bear full responsibility for risk control.” [Emphasis in original letter].  I concur with Mr. Buffett’s view and think that it should extend not only to financial institutions, but to the boards of all of our portfolio companies, including Massey.  The Board’s shortcomings, including its refusal to take action to remove Mr. Blankenship from all his roles at the Company, are of great concern to me.

It is clear to me that the Fund’s investment has been harmed by lapses in risk control. Massey has already reported that it expects the second quarter financial loss from the Upper Big Branch Mine tragedy to range between $80 million and $150 million, including benefits to employees.  Moreover, Massey has capitalized assets of $62 million related to the Upper Big Branch Mine that may have been impaired in the tragic accident.  I believe our investment is further threatened by recent events that have put our Company at legal and regulatory risk.

The Company’s Definitive Proxy Statement discusses the duties and responsibilities of Massey’s Board Committees.  Directors Baxter F. Phillips, Jr. (“Phillips”), Richard M. Gabrys (“Gabrys”) and Dan R. Moore (“Moore”) all serve on the

April 27, 2010

Safety, Environmental and Public Policy Committee which is responsible for risk oversight in these areas.

Director Moore is Chairman of the Audit Committee which has oversight responsibility for legal and regulatory compliance.  Additionally, Moore serves on the Compensation Committee, an area in which Massey has received poor grades from independent research providers. Governance Metrics International and Glass Lewis have singled out Massey’s compensation practices, giving it among the worst ratings available. In fact Glass Lewis has awarded Massey’s compensation practices an “F” for four years running. This is just one more indication of the level of entrenchment and lack of oversight of this Board.

     A HISTORY OF VIOLATIONS

I believe the Board and Management should have long ago recognized and addressed the risks to our investment.   Even prior to the Upper Big Branch Mine tragedy, there has been an alarming number of worker safety and environmental investigations, violations and penalties:

▪
January 2008: Massey agreed to pay a $20 million civil penalty in a corporate-wide settlement to resolve a Clean Water Act violation.  At the time, it was the largest civil penalty in EPA’s history levied against a company for wastewater discharge permit violations.

▪
December 2008: Massey subsidiary, Aracoma Coal admitted to criminal safety violations that caused the deaths of two Logan County coal miners in a January 2006 fire.  In the largest settlement in coal industry history, Aracoma Coal agreed to plead guilty to ten criminal charges, including one felony, and to pay a $2.5 million criminal fine and a $1.7 million civil penalty.

▪
July 2007: Massey subsidiary White Buck Coal was fined $50,000 for a misdemeanor conviction of willfully violating a mandatory safety standard.  White Buck pled guilty to the charge, which involved failing to perform a pre-shift examination of the Grassy Creek No. 1 mine.  Two White Buck employees pled guilty to misdemeanors and testified against the Company.

Given the above examples, I believe it is self-evident that Directors Phillips, Gabrys and Moore have failed to protect our investment by exercising proper oversight of risk.  As such, I urge you to withhold your votes from Directors Phillips, Gabrys and Moore, the only directors whose terms expire in 2010.

I also urge you to insist that Massey’s directors be accountable to shareholders on an annual basis by voting “FOR” Proposal  6.

April 27, 2010

Directors face a higher degree of accountability when required to stand for election each year.  I believe the staggered terms at Massey have helped contribute to entrenchment and lack of responsiveness by limiting the shareholders’ ability to approve or disapprove of performance each year.  An entrenched board can weaken shareholder value over the long term.

The Board, after the tragedy at Upper Big Branch Mine and my call for Mr. Blankenship’s resignation, has decided not to oppose the Fund’s resolution to declassify the Board.  It is important to note, however, that the Board did not go so far as to voluntarily propose and support amendments to its governing documents. I view this failure on Massey’s part to take such initiative as yet another example of both the Board’s unresponsiveness to shareholders and its failure to adhere to best practices.

Last month at a conference sponsored by The Financial Times, I spoke about my concerns stemming from Massey’s poor compliance and weak governance.  I now call on my fellow investors to send a message to the Board concerning Don Blankenship’s continued role at Massey, its poor risk oversight and director accountability by voting “Withhold” on Phillips, Gabrys and Moore, and by voting “For” Proposal Number 6. These issues must be addressed to regain the trust of stakeholders, regulators and government officials that hold Massey’s future in its hands. I hope that I can rely on your support for these important initiatives.

Sincerely,

/s/ Thomas P. DiNapoli
State Comptroller

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card; the Fund is not able to vote your proxies, nor does this communication contemplate such an event.  This communication is meant to inform you about the Fund’s proposal and its intention to withhold votes from those directors standing for election.